 Exhibit 99.1

Nano Dimension’s Q2/2022 Revenues: $11.1 Million, 1,268% Increase over
Q2/2021

H1/2022 Revenue was $21.5 million, 1,227% increase over H1/2021

Conference call to be held today at 9:00 a.m. EDT

Waltham, Massachusetts, September 1st, 2022 – Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional metal & ceramic Additive Manufacturing (“AM”) 3D printers, today announced financial results for the second quarter ended June 30th, 2022.

Nano Dimension reported revenues of $11.1 million for the second quarter of 2022, an increase of 1,268% over the same quarter in 2021.

Revenues for the six months period ended June 30th, 2022, were $21.5 million, which represent a 1,227% increase over the six months period ended June 30th, 2021. Revenues for Q2/2022 were 6% over Q1/2022.

The Company ended the quarter with a cash, short-term investment and deposits balance of $1.27 billion (including securities and short and long-term unrestricted bank deposits), while net loss for the second quarter was $40 million and Adjusted EBITDA was negative $21.3 million.

Highlighted results for Q2/2022 were:

●	Net loss of $40 million includes $10.9 million non-cash adjustments for share-based payments and depreciation and amortization expenses.

●	Gross margin (excluding amortization of intangible assets, also recognized in business combination) was 36%.

●	Adjusted EBITDA was negative $21.3 million.

●	Adjusted EBITDA includes $12.9 million of R&D cash expenses.

●	Net cash used in operations during the second quarter of 2022 was $21.9 million.

Details regarding EBITDA and Adjusted EBITDA can be found later in this press release under “Non-IFRS measures.”

CEO MESSAGE TO SHAREHOLDERS:

The efforts of our newly assembled Go-To-Market organization are indeed showing results, manifested by an impressive growth in revenue. It includes Nano Dimension’s network of marketing, sales, pre and post sales application engineers and customer care engineers across Europe and the U.S. Their efforts are indeed substantial and effective, especially with the occurrences of unforeseen events, especially the slowdown in Europe resulting from the industrial players’ reaction to the evolving war in Ukraine as well as the crisis in electronic components’ supply chain.

We see our role to either prepare for unpredicted circumstances, or at least to react to them swiftly. As part of this commitment to act, in mid-August 2022, we replaced our President of the Americas with Mr. Dale Baker. Dale, an ex-General Electric executive and ex-CEO of seven companies, has worked with us before in similar roles in other exponential growth situations. Dale is already heading the expansion of Nano Dimension’s U.S. operations as well as taking the leadership role in AME worldwide sales and marketing activity and gearing up to execute the Company’s current organic and M&A growth strategy.

Our vision continues to evolve as we look to transform AM, AM Electronics & adjacent industrial non-digitized sectors into an environmentally friendly & economically efficient additive manufacturing Industry 4.0 – enabling a one production-step-conversion of digital designs into functioning mechanical & electronic devices, on-demand, anytime, anywhere. We aim to build an ecofriendly and intelligent distributed secured network of 3D printers & roll-in adjacent industrial machine-learning-led-digitized manufacturing and self-learning and self-improving machines.

As we have mentioned in the last quarter, the business plan aimed at reaching the above has been expanded with a wider field of view, to fit new arising opportunities. If contraction of multiples and valuations will be sustained, we expect to take advantage of our frugal approach to cash management during the unreasonable “market-inflation” during 2020 to early 2022.

Indeed, in early Q3/2022 we leveraged the shrinking valuations and bought Admatec Europe B.V. and Formatec Technical Ceramics B.V. in Europe (a leading developer and manufacturer of 3D metal/ceramic printing systems and a service provider for ceramic/metal end-user parts), at approximately 2.5 times revenue. We have also established ourselves, at a value of approximately 2 times revenue, as a shareholder of Stratasys Ltd. (Nasdaq: SSYS), in a strategic investment (which may be increased or decreased, subject to market conditions and other economic factors). If acquisitions will withstand more reasonable prices, which have not been available over the last two years, we hope to show attractive synergistic growth from M&A activity.

FINANCIAL RESULTS:

Second Quarter 2022 Financial Results

●	Total revenues for the second quarter of 2022 were $11,101,000, compared to $10,430,000 in the first quarter of 2022, and $811,000 in the second quarter of 2021. The increase is attributed to increased sales of the Group’s product lines.

●	Cost of revenues (excluding amortization of intangibles) for the second quarter of 2022 was $7,151,000, compared to $6,580,000 in the first quarter of 2022, and $332,000 in the second quarter of 2021. The increase is attributed mostly to the increased sales of the Group’s product lines.

●	Research and development (R&D) expenses for the second quarter of 2022 were $18,365,000, compared to $17,870,000 in the first quarter of 2022, and $9,129,000 in the second quarter of 2021. The increase compared to the first quarter of 2022 is attributed to an increase in materials and subcontractors expenses, as well as increase in depreciation expenses, partially offset by a decrease in share-based payment expenses. The increase compared to the second quarter of 2021 is attributed mainly to an increase in payroll expenses, subcontractors expenses and share-based payment expenses, as a result of the Company’s increased R&D efforts.

o	The R&D expenses net of depreciation and share-based payments expenses were $12,944,000.

●	Sales and marketing (S&M) expenses for the second quarter of 2022 were $10,115,000, compared to $9,308,000 in the first quarter of 2022, and $6,009,000 in the second quarter of 2021. The increase is attributed mainly to an increase in payroll expenses as a result of the Group’s growing sales and marketing team.

o	The S&M expenses net of depreciation and share-based payments expenses were $7,289,000.

●	General and administrative (G&A) expenses for the second quarter of 2022 were $7,207,000, compared to $6,742,000 in the first quarter of 2022, and $4,906,000 in the second quarter of 2021. The increase compared to the first quarter of 2022 is attributed to an increase in office and rent and related expenses, as well as an increase in share-based payments expenses, partially offset by a decrease in professional services. The increase compared to the second quarter of 2021 is attributed to an increase in payroll expenses.

o	The G&A expenses net of depreciation and share-based payments expenses were $5,373,000.

●	Net loss attributed to the owners for the second quarter of 2022 was $39,732,000, or $0.15 per share, compared to $33,093,000, or $0.13 per share, in the first quarter of 2022, and $13,602,000, or $0.05 per share, in the second quarter of 2021.

Six Months Ended June 30 2022, Financial Results

●	Total revenues for the six months period ended June 30, 2022, were $21,531,000, compared to $1,622,000 in the six months period ended June 30, 2021. The increase is attributed to increased sales of the Group’s product lines.

●	Cost of revenues (excluding amortization of intangibles) for the six months period ended June 30, 2022, was $13,731,000, compared to $684,000 in the six months period ended June 30, 2021. The increase is attributed mostly to increased sales of the Group’s product lines.

●	R&D expenses for the six months period ended June 30, 2022, were $36,235,000, compared to $12,861,000 in the six months period ended June 30, 2021. The increase is attributed to an increase in payroll and subcontractors expenses as well as an increase in share-based payment expenses, as a result of the Group’s increased R&D efforts.

o	The R&D expenses for the six months period ended June 30, 2022, net of depreciation and share-based payments expenses, were $24,667,000.

●	S&M expenses for the six months period ended June 30, 2022, were $19,423,000, compared to $8,722,000 in the six months period ended June 30, 2021. The increase is attributed to an increase in payroll and marketing expenses as well as an increase in share-based payment expenses as a result of the Group’s growing sales and marketing team.

o	The S&M expenses for the six months period ended June 30, 2022, net of depreciation and share-based payments expenses, were $13,682,000.

●	G&A expenses for the six months period ended June 30, 2022, were $13,949,000, compared to $8,331,000 in the six months period ended June 30, 2021. The increase is attributed to an increase in payroll expenses as well as an increase in office and rent and related expenses.

o	The G&A expenses for the six months period ended June 30, 2022, net of depreciation and share-based payments expenses, were $10,592,000.

●	Net loss attributed to the owners for the six months period ended June 30, 2022, was $72,825,000, or $0.28 per share, compared to $22,916,000, or $0.10 per share, in the six months period ended June 30, 2021.

Balance Sheet Highlights

●	Cash and cash equivalents, together with short and long-term bank deposits totaled $1,246,015,000 as of June 30th, 2022, compared to $1,355,595,000 as of December 31st, 2021. The decrease compared to December 31st, 2021, mainly reflects cash used in operating activities and investing activities.

●	Shareholders’ equity totaled $1,291,415,000 as of June 30th, 2022, compared to $1,343,356,000 as of December 31st, 2021.

Conference call information

The Company will host a conference call to discuss these financial results today, September 1st, 2022, at 9:00 a.m. EDT (4:00 p.m. IDT). Webcast link: https://veidan.activetrail.biz/nanodimensionq2-2022 U.S. Dial-in Number: 1-866-744-5399, Israel Dial-in Number: 972-3-9180692. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of an environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices – on-demand, anytime, anywhere.

The DragonFly® IV system and specialized materials serve cross-industry High-Performance-Electronic-Devices (Hi-PED®s) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

Nano Dimension also develops complementary production equipment for Hi-PEDs and printed circuit board (PCB) assembly (Puma, Fox, Tarantula, Spider, etc.). The core competitive edge for this technology is in its adaptive, highly flexible surface-mount technology (SMT) pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and micro-dispensing, as well as an intelligent production material storage and logistics system.

Additionally, Nano Dimension is a leading developer and supplier of high-performance control electronics, software, and ink delivery system. It invents and delivers state-of-the-art 2D and 3D printing hardware and unique operating software. It focuses on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, which is all controlled by the proprietary software system - Atlas.

Serving similar users of Hi-PEDs, Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semiconductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses its commitment, vision and aim to build an ecofriendly and intelligent distributed secured network of 3D printers & roll-in adjacent industrial machine-learning-led-digitized manufacturing and self-learning and self-improving machines, that if contraction of multiples and valuations will be sustained, the Company expects to take advantage of its frugal approach to cash management during the unreasonable “market-inflation” during 2020 to early 2022, that investment in Stratasys Ltd. may be increased or decreased, subject to market conditions and other economic factors, and that if acquisitions will withstand more reasonable prices, the Company hopes to show attractive synergistic growth from M&A activity. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

Unaudited Consolidated Statements of Financial Position as at

	June 30,		December 31,
(In thousands of USD)	2021	2022	2021(*)
	(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	1,034,837	706,220	853,626
Bank deposits	286,989	511,093	437,598
Investment in securities	-	20,574	-
Restricted deposits	167	77	148
Trade receivables	852	5,811	3,422
Other receivables	3,329	6,654	5,902
Inventory	4,120	15,982	11,199
Total current assets	1,330,294	1,266,411	1,311,895

Restricted deposits	478	585	501
Bank deposits	75,113	28,702	64,371
Deferred tax	-	505	1,007
Property plant and equipment, net	6,823	11,617	7,690
Right of use asset	5,225	14,172	4,491
Intangible assets	118,218	20,437	-
Total non-current assets	205,857	76,018	78,060
Total assets	1,536,151	1,342,429	1,389,955

Liabilities
Trade payables	1,502	3,511	2,833
Financial derivatives	6,268	9,558	14,910
Other payables	7,000	21,082	13,836
Current portion of other long-term liability	-	355	417
Total current liabilities	14,770	34,506	31,996

Liability in respect of government grants	1,839	1,862	1,560
Employee benefits	-	306	4,145
Liability in respect of warrants	-	808	3,347
Lease liability	3,914	10,969	3,336
Deferred tax liabilities	3,627	279	236
Loan from banks	-	912	1,104
Other long-term liabilities	9,285	819	-
Total non-current liabilities	18,665	15,955	13,728
Total liabilities	33,435	50,461	45,724

Equity
Non-controlling interests	-	553	875
Share capital	386,003	387,312	386,665
Share premium and capital reserves	1,248,164	1,287,451	1,266,027
Treasury shares	(1,509)	(1,509)	(1,509)
Presentation currency translation reserve	1,431	220	1,407
Accumulated loss	(131,373)	(382,059)	(309,234)
Equity attributable to owners of the company	1,502,716	1,291,415	1,343,356
Total equity	1,502,716	1,291,968	1,344,231
Total liabilities and equity	1,536,151	1,342,429	1,389,955

(*)	The December 31, 2021, balances were derived from the Company’s audited annual financial statements.

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	For the Six-Month Period Ended June 30,		For the Three-Month Period Ended June 30,		For the Year ended December 31,
	2021	2022	2021	2022	2021(*)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	1,622	21,531	811	11,101	10,493

Cost of revenues	684	13,731	332	7,151	5,730

Cost of revenues - amortization of assets recognized in business combination and technology	491	3,219	294	370	3,641

Total cost of revenues	1,175	16,950	626	7,521	9,371

Gross profit	447	4,581	185	3,580	1,122

Research and development expenses, net	12,861	36,235	9,129	18,365	41,686

Sales and marketing expenses	8,722	19,423	6,009	10,115	22,713

General and administrative expenses	8,331	13,949	4,906	7,207	19,644

Impairment losses	-	-	-	-	140,290

Operating loss	(29,467)	(65,026)	(19,859)	(32,107)	(223,211)

Finance income	7,029	7,810	6,211	5,230	17,909

Finance expense	628	16,835	104	13,431	428

Total comprehensive loss	(23,066)	(74,051)	(13,752)	(40,308)	(205,730)
Tax income	150	789	150	334	4,906
Total comprehensive loss after tax	(22,916)	(73,262)	(13,602)	(39,974)	(200,824)
Total comprehensive loss attributable to:
Non-controlling interests	-	(437)	-	(242)	(47)
Owners of the Company	(22,916)	(72,825)	(13,602)	(39,732)	(200,777)

Basic loss per share	(0.10)	(0.28)	(0.05)	(0.15)	(0.81)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss

Foreign currency translation differences for foreign operations	-	(1,238)	-	(1,006)	(46)
Remeasurement of net defined benefit liability (IAS 19), net of tax	-	3,127	-	3,127	-
Total comprehensive loss	(22,916)	(71,373)	(13,602)	(37,853)	(200,870)
Comprehensive loss attributable to non-controlling interests	-	(488)	-	(278)	(69)
Comprehensive loss attributable to owners of the Company	(22,916)	(70,885)	(13,602)	(37,575)	(200,801)

(*)	The December 31st, 2021, balances were derived from the Company’s audited annual financial statements.

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium and capital reserves	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
For the six months ended June 30, 2022:	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Balance as of January 1, 2022	386,665	1,266,027	(1,509)	1,407	(309,234)	1,343,356	875	1,344,231
Investment of non-controlling party in subsidiary	-	-	-	-	-	-	166	166
Loss for the period	-	-	-	-	(72,825)	(72,825)	(437)	(73,262)
Other comprehensive loss for the year, net of tax	-	3,127	-	(1,187)	-	1,940	(51)	1,889
Exercise of options	647	(647)	-	-	-	-	-	-
Share based payment acquired	-	(744)	-	-	-	(744)	-	(744)
Share-based payments	-	19,688	-	-	-	19,688	-	19,688
Balance as of June 30, 2022	387,312	1,287,451	(1,509)	220	(382,059)	1,291,415	553	1,291,968

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium and capital reserves	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
For the three months ended June 30, 2022:	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Balance as of March 31, 2022	386,723	1,276,443	(1,509)	1,190	(342,327)	1,320,520	787	1,321,307
Investment of non-controlling party in subsidiary	-	-	-	-	-	-	44	44
Loss for the period	-	-	-	-	(39,732)	(39,732)	(242)	(39,974)
Other comprehensive loss for the year, net of tax	-	3,127	-	(970)	-	2,157	(36)	2,121
Exercise of options	589	(589)	-	-	-	-	-	-
Share based payment acquired	-	(744)	-	-	-	(744)	-	(744)
Share-based payments	-	9,214	-	-	-	9,214	-	9,214
Balance as of June 30, 2022	387,312	1,287,451	(1,509)	220	(382,059)	1,291,415	553	1,291,968

Consolidated Statements of Cash Flows (Unaudited)

(In thousands of USD)

	For the Six-Month Period Ended June 30th,		For the Three-Month Period Ended June 30th,		For the Year ended December 31st,
	2021	2022	2021	2022	2021(*)
Cash flow from operating activities:
Net loss	(22,916)	(73,262)	(13,602)	(39,974)	(200,824)
Adjustments:
Depreciation and amortization	2,586	2,856	1,799	1,715	7,383
Impairment losses	-	-	-	-	140,290
Financing expenses (income), net	(1,300)	12,555	(592)	10,361	(6,873)
Revaluation of financial liabilities accounted at fair value	(5,101)	(2,917)	(5,515)	(1,547)	(10,608)
Loss from disposal of property plant and equipment and right-of-use assets	42	(6)	40	(3)	567
Increase in deferred tax	(235)	(1,332)	(235)	(871)	(5,013)
Revaluation of financial assets accounted at fair value	-	(613)	-	(613)	-
Share-based payments	11,317	19,337	7,882	9,214	29,782
Salary expenses paid by NCI	-	166	-	44	-
	7,309	30,046	3,379	18,300	155,528
Changes in assets and liabilities:
Decrease (increase) in inventory	(676)	(1,878)	(826)	(1,410)	2,382
Decrease (increase) in other receivables	121	(297)	(33)	554	(429)
Decrease (increase) in trade receivables	(139)	(1,959)	147	216	(449)
Increase (decrease) in other payables	(906)	1,397	(257)	(327)	1,139
Increase in employee benefits	-	1,736	-	588	-
Increase in trade payables	411	839	(426)	110	74
	(1,189)	(162)	(1,395)	(269)	2,717

Net cash used in operating activities	(16,796)	(43,378)	(11,618)	(21,943)	(42,579)

Cash flow from investing activities:
Investment in bank deposits, net	(276,419)	(46,491)	9,646	(24,584)	(416,019)
Interest received	1,711	2,491	1,279	1,729	3,706
Change in restricted bank deposits	(28)	(75)	(44)	(95)	(32)
Acquisition of property plant and equipment	(1,015)	(4,539)	(416)	(2,564)	(9,761)
Payment of a liability to pay a contingent consideration of business combination	-	(9,999)	-	(9,999)	-
Investment in shares measured in fair value through profit and loss	-	(17,803)	-	(17,803)	-
Acquisition of subsidiary, net of cash acquired	(62,644)	(18,159)	(62,644)	(35)	(74,574)
Net cash used in investing activities	(338,395)	(94,575)	(52,179)	(53,351)	(496,680)

Cash flow from financing activities:
Proceeds from issuance of Ordinary Shares, warrants and convertible notes, net	805,497	-	-	-	805,497
Exercise of warrants and options	150	-	50	-	212
Lease payments	(801)	(1,881)	(497)	(1,085)	(1,494)
Proceeds from non-controlling interests	-	-	-	-	944
Repayment of long-term bank debt	-	(218)	-	(138)	(814)
Amounts recognized in respect of government grants liability, net	28	(93)	100	(48)	(96)
Share based payment acquired	-	(744)	-	(744)	-
Interest and other fees paid	(27)	(53)	(18)	(25)	(70)
Net cash provided by financing activities	804,847	(2,989)	(365)	(2,040)	804,179
Increase in cash	449,656	(140,942)	(64,162)	(77,334)	264,920
Cash at beginning of the period	585,338	853,626	1,099,057	788,141	585,338
Effect of exchange rate fluctuations on cash	(157)	(6,464)	(58)	(4,587)	3,368
Cash at end of the period	1,034,837	706,220	1,034,837	706,220	853,626

Non-cash transactions:
Property plant and equipment acquired on credit	27	35	(14)	(176)	249
Conversion of convertible notes and warrants to equity	2,830	-	-	-	2,830
Acquisition of a right-of-use asset	1,800	11,250	583	13	1,919
Acquisition of financial assets in fair value through profit and loss against credit received	-	2,158	-	2,158	-

(*)	The December 31st, 2021, balances were derived from the Company’s audited annual financial statements.

Non-IFRS measures

The following is a reconciliation of EBITDA and Adjusted EBITDA to net loss, as calculated in accordance with International Financial Reporting Standards (“IFRS”):

	For the Six -Month Period Ended June 30th,	For the Three-Month Period Ended June 30th,
	2022
	In thousands of USD
Total comprehensive loss	(74,051)	(40,308)
Depreciation and amortization (*)	5,272	1,667
Interest expense (income)	(4,247)	(2,737)
EBITDA (loss)	(73,026)	(41,378)
finance expense (income) for revaluation of assets and liabilities	(3,167)	(2,172)
exchange rate differences	16,385	13,084
Share-based payments	19,337	9,214
Adjusted EBITDA (loss)	(40,471)	(21,252)

Gross profit	4,581	3,580
Amortization of intangibles	3,219	370
Adjusted gross profit, excluding amortization of intangible assets	7,800	3,950

(*) Including amortization of assets recognized in business combination and technology

EBITDA is a non-IFRS measure and is defined as total comprehensive loss before taxes excluding depreciation and amortization expenses and amortization of assets recognized in business combination and interest expense or income. We believe that EBITDA, as described above, should be considered in evaluating the Company’s operations. EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as total comprehensive loss before taxes excluding depreciation and amortization expenses and amortization of assets recognized in business combination, interest expenses or income, finance expense (income) for revaluation of assets and liabilities, exchange rate differences and share-based payments. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the Company’s operations. Like EBITDA, Adjusted EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from revaluation of assets and liabilities, exchange rate differences and share-based payment expenses. Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to revaluation, exchange rate differences and share-based payments.

Adjusted gross profit, excluding amortization of intangible, is a non-IFRS measure and is defined as gross profit excluding amortization expenses. We believe that Adjusted gross profit, as described above, should also be considered in evaluating the Company’s operations. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company’s performance without regard to non-cash items, such as amortization expenses.

EBITDA, Adjusted EBITDA, and adjusted gross profit do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate these measures differently than we do.